Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Investment Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-120878) on Form S-8 of The Mosaic Company of our report dated June 18, 2009 with respect to the statements of net assets available for benefits of the Mosaic Investment Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Mosaic Investment Plan.

Minneapolis, Minnesota

June 18, 2009